Exhibit 99.1

ASML Extends Holistic Patterning Strategy with Cadence Partnership

San Jose, California, 28 February 2017 – ASML Holding NV (ASML) today announced a partnership with Cadence Design Systems, Inc. to expand the capabilities of its holistic lithography product portfolio, further streamlining chipmakers’ process flow from design to mask production. The collaboration will bring together ASML’s computational lithography solutions and the Cadence physical design back-end tools, leading to enhanced Design Technology Co-Optimization (DTCO) capabilities for advanced nodes, and other technologies.
“In the face of shrinking process nodes, engineers are increasingly relying on designer-friendly, production-accurate manufacturability checks throughout the design phase to realize tighter imaging performance and cycle time goals,” said Dr. Anirudh Devgan, senior vice president and general manager of the Digital & Signoff Group and the System & Verification Group at Cadence. “Together with ASML, we are now able to efficiently bridge the gap between design and manufacturing, empowering our customers to take better control of their design intent, reliability and yield through improved lithography awareness capabilities.”
As part of its holistic lithography approach, ASML has developed powerful lithography and patterning models that can simulate how a chip design is realized in silicon, representing the actual manufacturing processes. The integration of these design models into Cadence products enables DTCO to deliver optimal design scaling while securing manufacturability and yield.
As the first result of their collaboration, the newly released Cadence® LPA PLUS enables engineers to simulate the manufacturability of their design at any time during implementation and signoff, enabling more efficient delivery of high-quality designs.
ASML’s partnership with Cadence represents another major step toward realizing a full end-to-end design-to-mask process flow. When combined with an earlier partnership with NCS, engineers can now leverage litho-aware design and mask data preparation on a seamlessly integrated platform.
“Since ASML’s early days, we’ve developed our systems in a cooperative network of partners, a practice we call Open Innovation,” said Christophe Fouquet, Executive Vice President of Applications at ASML. “This enables us to remain focused on developing our core holistic lithography technology leadership in modeling, scanner imaging and patterning process control, while leveraging our partnerships to deliver improved cycle time and productivity along the whole value chain from design technology development to production implementation of the physical design, mask design, and mask data preparation.”

About ASML
 ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 16,500 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.
Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect our partnership with Cadence Design Systems, Inc. and our intention to collaborate with Cadence on various holistic lithography initiatives, the benefits of our partnership with Cadence in respect of our holistic lithography product portfolio, and the further development and enhancement of holistic lithography products and tools. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, the possibility that our partnership with Cadence fails to become successful or that it may not benefit our holistic lithography product portfolio as anticipated, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, trade environment and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
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